UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11141

Health Management Associates, Inc.

(Exact name of registrant as specified in its charter)

5811 Pelican Bay Blvd., Suite 500, Naples, Florida 34108-2710        (239) 598-3131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Convertible Senior Subordinated Debentures due 2020

(Title of each class of securities covered by this Form)

Class A Common Stock, $.01 par value

Zero-Coupon Convertible Senior Subordinated Notes due 2022

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Health Management Associates, Inc.

Date: December 4, 2003	By:	/s/ TIMOTHY R. PARRY

Timothy R. Parry Senior Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.